FOR IMMEDIATE RELEASE
                                               November 20, 2000
                                               FOR ADDITIONAL INFORMATION
                                               CONTACT:  DARRELL E. BLOCKER
                                                         SR VICE PRESIDENT, CFO
                                                         (219) 356-3311



                         NORTHEAST INDIANA BANCORP, INC.
                         REVISES Third QUARTER EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), the parent company of First Federal Savings Bank (Bank or First Federal), announced today a net loss of $(14,000) (or $(0.01) per basic share) for the Company's third quarter ended September 30, 2000 compared to net income of $672,000 ($0.42 per basic share) for the third quarter ended September 30, 1999. Net income as previously released on October 23, 2000 for the third quarter ended September 30, 2000 was $481,000 ($0.30 per basic share). Due to alleged fraud with respect to one of the Bank's commercial customers, and to record expenses for an additional allocation to the Bank's Employee Stock Operation Plan (ESOP), the Bank decreased its previously announced earnings by $495,000 ($0.31 per basic share).

The Company provided an additional $700,000 provision to loan loss reserves which has an approximate $423,000 after tax effect to net income during the quarter ended September 30, 2000. An additional non-interest expense in the amount of $155,000, or approximately $97,000 after tax effect, was also recorded for an additional allocation to the ESOP.

Net income for the nine months ended September 30, 2000 was $1.0 million (or $0.63 per basic share) compared to $1.9 million (or $1.19 per basic share) for the nine month period ended September 30, 1999. Return on average equity for the nine months ended September 30, 2000 was 5.15% compared to 10.19% for the comparable period of 1999.

Shareholders' equity at September 30, 2000 was $26.5 million compared to $25.7 million at December 31, 1999. The end of period equity to assets ratio remains at 10.25%. As of September 30, 2000, First Federal's risk based capital was $25.0 million or 15.48% of risk adjusted assets, which exceeds the $13.0 million and the 8.0% OTS requirement by $12.0 million and 7.48%. First Federal's core capital at September 30, 2000 is $23.8 million or 9.21%, which exceeds the OTS requirement of $10.3 million, and 4.00% by $13.5 million and 5.21%.

Cash dividends, which were announced October 25, 2000 in the amount of $0.11 per share will be paid on November 22nd to shareholders of record as of November 8th, 2000. "Our Bank, due to its strong reserves continues to have net worth far in excess of regulatory requirements. Furthermore, the Company anticipates continuing its program of rewarding our shareholders with dividends and future repurchases of stock." as stated by Steve Zahn, President and CEO. This will be the 21st consecutive quarter of dividends paid to shareholders.

A determination by the Company's main operating subsidiary, First Federal, as to the classification of its assets and the amount of its valuation allowances is subject to review by the Office of Thrift Supervision, which may order the establishment of additional general or specific reserve allowances.

Although management believes it uses the best information available to determine the allowances, unforeseen market conditions or other unforeseen events could result in adjustments and net earnings could be significantly affected if circumstances differ substantially from the assumptions used in making the such determination.

This press release may contain forward-looking statements, which are based on management's current expectations regarding economic, legislative and regulatory issues. Factors which may cause future results to vary materially include, but are not limited to, general economic conditions, changes in interest rates. Loan demand, and competition. Additional factors include changes in accounting principles, policies or guidelines; changes in legislation or regulation; and other economic, competitive, regulatory and technological factors affecting each company's operations, pricing, products and services.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".